The Needham Funds, Inc.
250 Park Avenue, 10th Floor
New York, New York  10177

February 1, 2022

VIA EDGAR TRANSMISSION

Michael Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	The Needham Funds, Inc. (the “Company”) File Nos.: 033-98310 and 811-09114

Dear Mr. Rosenberg:

This letter responds to comments received, on behalf of the Company, by representatives of U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Post-Effective Amendment (“PEA”) No. 51 to its Registration Statement on Form N-1A.  PEA No. 51 was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on December 3, 2021.  The purpose of PEA No. 51 was to increase the upper range of the market capitalization of companies in whose securities the Needham Small Cap Growth Fund (the “Small Cap Fund”) may invest for purposes of its policy with respect to the investment of 80% of its net assets (pursuant to Rule 35d-1 under the Investment Company of 1940, as amended) from $5 billion to $8 billion.

On or about February 8, 2022, the Company will file a subsequent PEA under Rule 485(b) (“PEA No. 52”) to address Staff comments as discussed below and to include or complete any information or exhibits not included in PEA No. 51.

For your convenience, each comment made by the Staff has been reproduced in bold, immediately followed by the Company’s response.  Capitalized but undefined terms used herein have the meanings assigned to them in PEA 51.  The Company confirms that the responses to Staff comments provided on one section of PEA No. 51 will be considered applicable to any other relevant sections of PEA No. 52.

PROSPECTUS
Summary Section

1. Summary Section – Investment Objective (Each Fund)

Staff Comment:  Please explain how each Fund implements its investment objective in a “tax-efficient” manner.

Response:  Each of the Needham Growth Fund (the “Growth Fund”) and the Needham Aggressive Growth Fund (the “Aggressive Growth Fund”) generally have had lower portfolio turnover than their peer funds.  Lower portfolio turnover typically reduces the realization of capital gains, which is taxable to shareholders, so a fund with a lower portfolio turnover than its peers may be expected to be more tax efficient than its peer funds.  In addition, the Funds’ Adviser employs other measures to maximize tax efficiency to the extent consistent with the Funds’ respective investment strategies, including using (a) the specific identification method to calculate the tax basis for shares of portfolio holdings to seek to minimize taxable gains or offset other gains; and (b) net short-term capital gains to offset Fund expenses which would otherwise be non-deductible by the Funds.

Please see the immediately following comment and response regarding the Small Cap Fund.

2. Summary Section – Small Cap Fund – Portfolio Turnover

Staff Comment:  Please provide a supplemental explanation discussing how the Fund’s portfolio turnover rate of 191% for the fiscal year ended December 31, 2020 is consistent with the Fund’s investment objective of seeking “long-term, tax-efficient capital appreciation.”

Response:  The Adviser also employs for the Small Cap Fund the measures described in (a) and (b) in the comment response immediately above.  While the Small Cap Fund’s investment objective, like that of the other two Funds, states that the Fund “seeks long-term, tax-efficient capital appreciation” (emphasis added), as is the case for any fund, the Fund’s investment objective, it is merely a statement of the results the Fund seeks to achieve, and there is no assurance that it will achieve the stated objective in any particular year or, in fact, at all.

In the last several years, the Fund has experienced extreme inflows and outflows from an unusually high volume of purchase and redemption activity, presumably in response to significant volatility in the market for stocks of small capitalization companies during this period.  This has resulted in high (i.e., over 100%) portfolio turnover in calendar/fiscal years subsequent to 2018.  While we recognize that high portfolio turnover is normally not observed in funds with an investment objective that includes reference to tax efficiency, the fact that during this period market forces have caused the Adviser, seeking to act in the best interest of the Fund, to manage the Fund in a manner that has resulted in high portfolio turnover should not be construed to mean that the Adviser does seek long-term, tax-efficient capital appreciation when it is possible to do so.

However, the last sentence of first paragraph of the subsection Principal Risk Factors—Stock Investing and Stock Market Risks, in the section “Investment Objectives, Strategies, Policies and Risks” (applicable to all Funds) will be modified as follows:  “There is no guarantee that the Funds will achieve their investment objective[1] of long-term, tax-efficient capital appreciation.”

In addition, the following will be added as the second sentence of the subsection Principal Investment Risks—Stock Investment and Market Risks in each Fund’s “Summary Section”:  “There is no guarantee that the [Fund] will achieve its investment objective of long-term, tax-efficient capital appreciation.”

3. Summary Section – Principal Investment Strategies (All Funds)

Staff Comment:  Please add disclosure that a Fund may take temporary defensive positions in attempting to respond to adverse market conditions, and that such temporary defensive positions may result in a Fund not achieving its investment objective.

Response:  This disclosure is required by Instruction 6 to Item 9 of Form N-1A, and only Items 2 through 8 are to be included in the summary section of the prospectus.  In addition, we have been advised by counsel to the Company that they previously have received conflicting comments from the Staff, requesting that this disclosure be removed from the summary section of prospectuses since it is not within the disclosures permitted to be included in the summary section.  Accordingly, the Company respectfully declines to add this disclosure in the “Summary Section.”  Please note that disclosure regarding temporary defensive positions already exists in the section “Investment Objectives, Strategies, Policies and Risks” under the subsection Non-Principal Investment Strategies – All Funds.  Please see comment no. 12 and the accompanying response below.

4. Summary Section – Principal Investment Strategies (Growth Fund and Aggressive Growth Fund)

Staff Comment:  Please consider adding additional disclosure in order to distinguish between the principal investment strategies of the Growth Fund and Aggressive Growth Fund.

Response:  While the Funds’ principal investment strategy descriptions in the “Summary Section” are similar, the Company believes that they are sufficiently distinct, including different statements regarding the growth characteristics of each Fund’s portfolio investments under the subheading Principal Investment Strategies for each Fund.

•
The disclosure for the Growth Fund states that the listed sectors “are some of the sectors within the economy which the Adviser believes will have significant long-term growth rates and often include the stocks of rapidly growing companies with a variety of market capitalizations.”

[1]	Previously, the term “investment goals” was used instead of “investment objective,” but this language will be changed for clarity and consistency.

•
The disclosure for the Aggressive Growth Fund states that the Fund “invests principally in markets and industries with strong growth potential, focusing primarily on the market leaders in these areas as these companies often garner a disproportionate share of the positive financial returns.”

In addition, the disclosure for the Aggressive Growth Fund states that “the Aggressive Growth Fund’s investment strategy may result in a focus on smaller companies.”

Accordingly, the Company believes that the current disclosure is consistent with the requirements of Item 4(a) of Form N-1A, and respectfully declines to add additional disclosure.

5. Summary Section – Principal Investment Risks (Growth Fund and Aggressive Growth Fund)

Staff Comment:  Please add risk factor disclosure relating to each Fund’s investments in semiconductors and semiconductor equipment.

Response:  The first two paragraphs of the risk factor Sector Risks under the subsection Principal Risk Factors in the section “Investment Objectives, Strategies, Policies and Risks” will be revised as follows:

Sector Risks.  Business and economic developments affecting a market sector or portion of a market sector in which the Funds invest a significant portion of their assets would likely have a greater effect on the Funds than those same developments would have on a fund invested in a wider spectrum of market sectors.

A Fund may, but is not required to, focus its investments in companies in the technology sector or portions of the technology sector such as semiconductors and/or semiconductor equipment.  Technology companies generally operate in intensely competitive markets.  This level of competition can put pressure on the prices of their products and services, which could adversely affect their profitability.  Also, because technological development in many areas increases at a rapid rate, these companies often produce products with very short life cycles and face the risk of product obsolescence.  Other risks of investments in technology companies, including semiconductor and semiconductor equipment companies, include worldwide competition, changes in consumer preferences, problems with product compatibility, the effects of economic slowdowns, and changes in government regulation.  The securities of companies in the technology sector may experience more price volatility than securities of companies in other sectors.

The first two paragraphs of the risk factor Sector Risks under the subsection Principal Investment Risks in each Fund’s “Summary Section” will be revised as follows:

Sector Risks.  Business and economic developments affecting a market sector, such as technology or healthcare companies, or a portion of a market sector in which the [Fund] invests a significant portion of its assets would likely have a greater effect on the [Fund] than those same developments would have on a fund invested in a wider spectrum of market sectors.

Companies in the technology sector or portions of the technology sector such as semiconductors and/or semiconductor equipment generally operate in intensely competitive markets.  This level of competition can put pressure on the prices of their products and services, which could adversely affect their profitability.  Also, because technological development in many areas increases at a rapid rate, these companies often produce products with very short life cycles and face the risk of product obsolescence.  Other risks of investments in technology companies, including semiconductor and semiconductor equipment companies, include worldwide competition, changes in consumer preferences, problems with product compatibility, the effects of economic slowdowns, and changes in government regulation.

6. Summary Section – Small Cap Fund – Principal Investment Strategies

Staff Comment:  The Staff notes that the first sentence of the first paragraph states that the Fund may not make investments in companies whose market capitalization at the time of initial investment exceeds $8 billion, but the second sentence states that the Fund may make additional investments if the company’s market capitalization exceeds $8 billion.  Please revise the disclosure to prohibit additional investments into a company whose market capitalization exceeds $8 billion.

Response:  The Company respectfully proposes to keep the disclosure as drafted.  To be clear, the referenced second sentence states that the Fund may purchase “additional” securities of issuers (i.e., the Fund already holds securities of such issuers) whose market capitalization exceeds $8 billion only “if, after the time of the [Fund]’s initial investment, the issuer’s market capitalization exceeds $8 billion.”  At the time of the Fund’s initial investment in securities of the issuer, the issuer must have met the criteria state in the first sentence—the issuer’s market capitalization must have been no more than $8 billion.

When a fund receives an inflow of cash, particularly a large inflow, its adviser may invest the cash in an additional “slice” of the fund’s then-current portfolio holdings, in order to maintain relative weightings of portfolio holdings as structured by portfolio management.  When a fund is only able to invest cash inflows in securities of companies with market capitalizations that currently fall below the maximum market capitalization for investment, and may not invest in companies with market capitalizations that have grown to be above such maximum since the fund initially invested in the such companies, the weightings of portfolio holdings after investment of the new cash will be skewed and may not be consistent with the desired weightings of portfolio holdings as structured by portfolio management.  In contrast, if a portfolio holding grows in market capitalization so that the size of the holding as a percentage of the portfolio is outsized compared to portfolio management’s desired weightings of portfolio holdings, an appropriate portion of the outsized holding may be sold to bring relative weightings of holdings in line with portfolio management’s desired structuring of the portfolio.

We have been advised by counsel to the Company that they are aware of numerous “small cap” funds that state their maximum market capitalization test in their prospectus as is proposed be applied to the Fund, for precisely the reason discussed above.

7. Summary Section – Small Cap Fund – Principal Investment Strategies

Staff Comment:  The Staff notes in the first sentence of the second paragraph that the Fund may invest in companies which are “trading at a discount to their underlying value” even though the Fund’s name and strategy are tilted to a “growth” investment style.  Please consider adding a “value” investing style risk factor or otherwise revise the disclosure.

Response:  The Fund follows a growth investment style.  However, few investments are pure “growth” or “value,” such that a “growth” stock may have certain value characteristics and, similarly, a “value” stock may have certain growth characteristics.  We believe that adding a risk factor regarding value investing to the “Summary Section” may be confusing to investors.  However, in light of the fact that “growth” stocks may have certain “value” characteristics, we will add a value risk factor to the subsection within “Investment Objectives, Strategies, Policies and Risks” entitled Non-Principal Investment Strategies – All Funds.  See the response to comment no. 11 below.

8. Summary Section – Principal Investment Risks – Small Company Investment Risks (Aggressive Growth Fund and Small Cap Fund)

Staff Comment:  Please add risk factor disclosure noting that small companies may have limited product lines, limited operating histories, markets or financial resources and may be dependent on relatively small or inexperienced management groups.  Additionally, the trading volume of small company securities may make them more difficult to sell than those of larger companies.  Moreover, the lack of an efficient market for the securities may make them difficult to value.

Response:  The risk factor Small Company Investment Risks under the subsection Principal Risk Factors in the section “Investment Objectives, Strategies, Policies and Risks” will be revised as follows:

Small Company Investment Risks.  Investments in smaller companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks.  These companies may have limited product lines, limited operating histories, markets or financial resources and may be dependent on small or inexperienced management groups.  There may be less available information about these issuers or less market interest than is normally the case with respect to larger companies.  The trading volume of small company securities (which tends to be lower than that of securities of larger companies) may make such securities more difficult to sell than securities of larger companies, and the lack of an efficient market for small company securities may make them difficult to value. Securities of smaller companies also may fluctuate in value more sharply than those of larger companies.  Furthermore, investments based on the anticipated long-term growth of a small company may decline in value if such growth does not occur.

The risk factor Small Company Investment Risks under the subsection Principal Investment Risks in each Fund’s “Summary Section” will be revised as follows:

Small Company Investment Risks.  Investments in smaller companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks.  These companies may have limited product lines, limited operating histories, markets or financial resources and may be dependent on small or inexperienced management groups.  The trading volume of small company securities (which tends to be lower than that of securities of larger companies) may make such securities more difficult to sell than securities of larger companies, and the lack of an efficient market for small company securities may make them difficult to value.  Securities of smaller companies also may fluctuate in value more sharply than those of larger companies.

9. Summary Section – Principal Investment Risks –Small Cap Fund

Staff Comment:  Given the high recent portfolio turnover rates, please add portfolio turnover risk factor disclosure.

Response:  Please note that the subsection Principal Investment Risks in the “Summary Section” for the Fund, as well as the subsection Principal Risk Factors in the section “Investment Objectives, Strategies, Policies and Risks” (as applicable to the Fund) already includes the following disclosure:  “Portfolio Turnover Risk.  The [Fund] may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the [Fund]’s after-tax performance.”

10. Summary Section – Small Cap Fund – Principal Investment Risks – Small Company Investment Risks

Staff Comment:  Please delete the last sentence of the risk factor as it appears inconsistent with the Fund’s investment objective.

Response:  As described in the response to comment no. 2 above, the Adviser may, under certain circumstances, engage in active and frequent trading of portfolio securities in response to market conditions and their related impact on the Fund, such as a large volume of purchase and redemption activity by Fund shareholders.  Such trading activity is not, however, a principal investment strategy of the Fund, nor is it indicative that the Fund is not seeking its stated investment objective.

However, since the referenced sentence (“The Small Cap Growth Fund may engage in active and frequent trading of portfolio securities.”) relates to the Fund’s investment strategy and is not in itself a risk factor (but rather is covered by Portfolio Turnover Risk as described in the response to the comment immediately above), the sentence will be moved from the risk factor to be the third-to-last sentence in the second paragraph under the subsection Principal Investment Strategies in the Fund’s “Summary Section” and also will be added to the end of the second-to-last paragraph in the subsection Small Cap Growth Fund—Principal Investment Objective and Strategies of the section “Investment Objectives, Strategies, Policies and Risks.”

In addition, please note that the following disclosure, which currently is the fourth sentence under the subsection Small Cap Growth Fund – Principal Investment Objective and Strategies under the section “Investment Objectives, Strategies, Policies and Risks” will be added to the Fund’s “Summary Section” under the subsection Principal Investment Strategies:  “The Small Cap Growth Fund strives to balance tax efficiency with the inherent volatility in rapid growth markets and industries.”

PROSPECTUS
Investment Objectives, Strategies, Policies and Risks

11. Investment Objectives, Strategies, Policies and Risks – Small Cap Fund – Principal Investment Objective and Strategies

Staff Comment:  The Staff notes that the last paragraph of this section discusses the Fund’s assessment of undervalued companies.  Please reconcile this discussion with the Fund’s use of the word “growth” in its name, and whether this paragraph should be revised to focus on the Fund’s “value” investment style.

Response:  Please see the response to comment no. 7 above.  The following risk factor will be added to the subsection within “Investment Objectives, Strategies, Policies and Risks” entitled Non-Principal Investment Strategies – All Funds:

Value Investing Risk.  Although the Funds generally pursue a “growth” investment style, certain of the Funds’ investments also may be considered to have characteristics associated with a “value” investing style.  Depending on the degree and nature of an investment’s value characteristics, the investment may respond differently to market and other developments than investments without such characteristics.  For example, an investment believed by the Adviser to be undervalued may not realize its perceived value for extended periods of time or may never realize its perceived value.

12. Investment Objectives, Strategies, Policies and Risks

Staff Comment:  Please add disclosure that a Fund may take temporary defensive positions per Instruction 6 to Item 9 of Form N-1A.

Response:  Please note the disclosure that already exists in the section “Investment Objectives, Strategies, Policies and Risks” as the fourth paragraph under the subsection Non-Principal Investment Strategies – All Funds, which will be replaced with the following language:

Each Fund may temporarily invest up to 100% of its assets in cash or cash equivalents, investment grade debt securities or repurchase agreements for defensive purposes, which is inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions.  To the extent a Fund takes a defensive position, it may not achieve its investment objective.

13. Investment Objectives, Strategies, Policies and Risks – Principal Investment Strategies – All Funds – Issuer and Market Sector Focus

Staff Comment:   Please consider whether disclosure of the holdings by the Funds in the semiconductor sector should be disclosed.

Response:  Since a Fund’s holdings in a market sector, or portion thereof, may change over time, the Company does not believe that it is necessary or appropriate to disclose a Fund’s holdings in a market sector, or portion thereof, as of a specific date.  In addition, as noted in the response to comment no. 17 below, the classifications used in the Schedule of Investments in the annual and semi-annual reports are not the same classifications used for compliance monitoring purposes, which is what the restrictions in the Funds’ prospectuses and statement of additional information describe.  Please note, however, that we have added specific disclosure regarding semiconductor and semiconductor equipment companies for all Funds (which are included in the technology sector).  See the response to comment no. 5 above.

14. Investment Objectives, Strategies, Policies and Risks – Principal Investment Strategies – All Funds – Exchange-Traded Funds

Staff Comment:  If the Funds will invest in exchange-traded funds as part of their principal investment strategies, then please add relevant disclosure to the summary sections.  Alternatively, please relocate this discussion to a more appropriate location.

Response:  As the Funds do not invest in exchange-traded funds as part of their principal investment strategies, the Company will move this disclosure to the subsection within “Investment Objectives, Strategies, Policies and Risks” entitled Non-Principal Investment Strategies – All Funds.

PROSPECTUS
Other Sections

15. Distribution Arrangements – Net Asset Value

Staff Comment:  Please add Juneteenth National Independence Day as a federal holiday.

Response:  The Company will add Juneteenth National Independence Day to the list of holidays when the Exchange will not open in observance of such holidays.

16. How to Redeem Shares

Staff Comment:  The seventh paragraph states that “under unusual circumstances, the Funds may suspend redemptions.”  Please revise the disclosure to note that, although the Funds may delay the payment of redemption proceeds, the Funds may not suspend redemptions.

Response:  The Company will replace the referenced seventh paragraph with the following:

The Funds typically send redemption proceeds on the next business day (a day when the Exchange is open for normal business) after the redemption request in good order is received by the Transfer Agent, regardless of whether the request is made in writing, by telephone, wire, or an ACH transfer.  Payment of redemption proceeds may take longer than the Funds typically expect and may take up to seven calendar days after a redemption request in good order is received by the Transfer Agent, particularly during periods of stressed market conditions or very large redemptions or excessive trading.

The processing of redemptions may be suspended, and the delivery of redemption proceeds may be delayed beyond seven days, depending on the circumstances, for any period:  (a) during which the Exchange is closed (other than on holidays or weekends), or during which trading on the Exchange is restricted; (b) when an emergency exists that makes the disposal of securities owned by a Fund or the determination of the fair value of a Fund’s net assets not reasonably practicable; or (c) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders.  For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

STATEMENT OF ADDITIONAL INFORMATION

17. Investment Restrictions

Staff Comment:  The Staff notes that the investments in semiconductors and semiconductor equipment by the Aggressive Growth Fund and the Growth Fund, as shown in the Schedule of Investments in the Semi-Annual Report to shareholders, dated June 30, 2021 (the “Semi-Annual Report”), are equal to 32.9% and 30.8%, respectively, of that Fund’s net assets.  Please explain how these Funds are still in conformity with Investment Restriction No. 8, which states that each series of the Company may not “invest 25% or more of its net assets in one or more issuers conducting their principal business in the same industry.”

Response:  The classifications used in the Schedule of Investments in the Semi-Annual Report are not the same classifications used for compliance monitoring purposes.  While the Global Industry Classification Standards are used in the Schedule of Investments for the Funds’ annual and semi-annual reports, the industry classifications used for compliance monitoring purposes are the Standard Industrial Classifications codes (the “SIC Codes”), available at https://www.sec.gov/info/edgar/siccodes.htm. According to the SIC Codes classifications, as of June 30, 2021, the largest investment in a single industry for the Aggressive Growth Fund was 9.46% of its net assets in Plastic Products, and the largest investment in a single industry for the Growth Fund was 11.06% of its net assets in Semiconductors.  Also as of June 30, 2021, according to the SIC Codes classifications, 6.36% of the net assets of the Aggressive Growth Fund were in Semiconductors.

In addition, please note that, according to the SIC Codes classifications, as of December 31, 2021, the largest investment in a single industry for the Aggressive Growth Fund was 7.69% of its net assets in Programming Services, and the largest investment in a single industry for the Growth Fund was 9.43% of its net assets in Semiconductors. Also as of December 31, 2021, according to the SIC Codes classifications, 5.06% of the net assets of the Aggressive Growth Fund were in Semiconductors.2

Please note that the following statement accompanies the footnotes to each Fund’s Schedule of Investments in the Funds’ annual and semi-annual reports (including the Semi-Annual Report):  “Industry classifications may be different than those used for compliance monitoring purposes.”

* * * * *

If you have any questions regarding the responses to these comments, please do not hesitate to contact Edward Paz at U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Treasurer and Secretary, The Needham Funds, Inc.

cc:	Edward Paz, U.S. Bancorp Fund Services, LLC Robert Spiro, Proskauer Rose LLP

2 According to the SIC Codes classifications, as of December 31, 2021, the largest investment in a single industry for the Small Cap Fund was 15.25% of its net assets in Semiconductors.